Exhibit n.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Pre-Effective Amendment No. 1 to Registration Statement No. 333- 151268 on Form N-2 of our reports dated March 14, 2008, relating to the financial statements and financial highlights of Kohlberg Capital Corporation (which expresses an unqualified opinion and includes an explanatory paragraph relating to the valuation of investments whose fair values have been estimated by management in the absence of readily determinable fair values), and the effectiveness of Kohlberg Capital Corporation’s internal control over financial reporting, appearing in the Prospectus, which is part of such Registration Statement, and to the references to us under the headings “Selected Financial Data” and “Independent Registered Public Accounting Firm.”

/s/ Deloitte & Touche LLP

New York, New York

June 30, 2008